JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of November 12, 2025, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Tiptree Inc., a Maryland corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 12, 2025

**VERADACE CAPITAL MANAGEMENT LLC**

By: /s/ Alexander Vezendan

Name:  Alexander Vezendan

Title:  Principal

**VERADACE PARTNERS L.P.**

By: Veradace Capital Management LLC,
its general partner

By: /s/ Alexander Vezendan

Name:  Alexander Vezendan

Title:   Principal

**ALEXANDER VEZENDAN**

/s/ Alexander Vezendan

**JOHN CONLIN**

/s/ John Conlin